UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: (Date of earliest event reported): May 17, 2023

Calyxt, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38161	27-1967997
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2800 Mount Ridge Road

Roseville, MN 55113-1127

(Address and zip code of principal executive offices)

(651) 683-2807

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.0001 per share	CLXT	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As previously reported in the Form 8-K filed by Calyxt, Inc. (“Calyxt” or the “Company”) on January 17, 2023 (the “Merger 8-K”), pursuant to the terms of the Merger Agreement (as defined in the Merger 8-K), beginning on March 15, 2023, Calyxt could request, and Cibus Global LLC (“Cibus”) has agreed to provide, an unsecured, interest-free revolving line of credit of up to $3,000,000 in cash, which amount may be increased as described in the Merger 8-K (the “Interim Funding”). Funds can be drawn by Calyxt in $500,000 increments and may only be used to fund operating expenses incurred in the ordinary course of business consistent with past practice and consistent with the negative covenants in the Merger Agreement. As of May 17, 2023, Calyxt has drawn an aggregate of $2.0 million under the Interim Funding.

On May 17, 2023, in connection with the Extension (as defined in Item 8.01 below), the total Interim Funding available to Calyxt was increased to $5,000,000 in the aggregate.

Item 2.03 of the Merger 8-K is incorporated herein by reference pursuant to General Instruction B.3. of Form 8-K.

The description of the terms and conditions of the Interim Funding does not purport to be complete and is qualified by reference in its entirety by reference to the Terms and Conditions of Interim Funding, a copy of which is attached to the Merger 8-K as Exhibit 10.3 and is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Amendment to 2021 Executive Severance Plan

Calyxt previously adopted the form of the 2021 Executive Severance Plan (as amended on January 13, 2023, the “Executive Severance Plan”) for certain key management employees who agree to participate and execute a participation agreement (the “plan participants”). The Executive Severance Plan provides plan participants with certain severance benefits upon a Qualifying Termination (as defined in the Executive Severance Plan) of the plan participant’s employment with Calyxt. On May 17, 2023, Calyxt adopted the second amendment to the Executive Severance Plan (the “Plan Amendment”). The Plan Amendment amends the Severance Benefit (as defined in the Executive Severance Plan) payable to plan participants pursuant to Section 4.1(a)(ii) of the Executive Severance Plan such that the portion of a participant’s Severance Benefit related to such participant’s bonus award shall be equal to the product of (i) the plan participant’s payment under Calyxt’s annual cash incentive plan for the year prior to the year in which the Qualifying Termination occurs (which payments for Calyxt’s named executive officers were $0 for 2022), and (ii) a fraction, the numerator of which is the number of days elapsed in such year as of the date of the Qualifying Termination and the denominator of which is the number of days in the year. All other terms of the Executive Severance Plan remain unchanged.

The foregoing description of the Plan Amendment does not purport to be complete and is qualified by reference in its entirety by reference to the Plan Amendment, a copy of which is attached to this report as Exhibit 10.1 and is incorporated herein by reference.

Adoption of 2023 Short-Term Incentive Plan

On May 17, 2023, Calyxt established the 2023 Short Term Incentive Plan (“STIP”), which provides performance-based awards for certain of the Company’s executives, subject to a maximum limit of 150% of the executive’s target bonus. Under the STIP, the eligible executives would be eligible to receive a cash bonus, based on a percentage of the individual’s annual base salary, subject to achievement of performance objectives. For the STIP, the Board established the following 2023 performance objectives: for participants to continue to perform his or her respective responsibilities and the closing of the transactions contemplated by the Merger Agreement. To be eligible to receive a bonus under the STIP, a participant in the plan must be employed by Calyxt as of both December 31, 2023 and the payment date, unless otherwise provided in a written agreement between the Company and the participant.

The foregoing description of the STIP does not purport to be complete and is qualified by reference in its entirety by reference to the STIP, a copy of which is attached to this report as Exhibit 10.2 and is incorporated herein by reference.

Grant of Performance Stock Units

Subject to, and contingent upon, the filing of a registration statement on Form S-8, the Company intends to grant performance stock units (“PSUs”) issuable pursuant to the Calyxt, Inc. 2017 Omnibus Incentive Plan, as amended (the “Plan”), to certain of the Company’s executives. The PSUs, if issued, will have a one-year performance period of 2023 with vesting and settlement to occur based on performance objectives to be established by the Board of Directors of the Company (the “Board”). On a Triggering Event (as defined in the Plan), the performance period shall be truncated, and the PSUs will vest and settle based on performance through such date, as determined by the Compensation Committee of the Board. Mr. Michael Carr, President and Chief Executive Officer of the Company, is expected to receive 49,000 PSUs. Mr. William Koschak, Chief Financial Officer of the Company, is expected to receive 25,000 PSUs. Dr. Travis Frey, Chief Technology Officer of the Company, is expected to receive 22,000 PSUs. Debra Frimerman, General Counsel and Corporate Secretary of the Company, is expected to receive 21,000 PSUs.

For the relevant PSUs, the Board established the following 2023 performance objectives: for participants to continue to perform his or her respective responsibilities and the closing of the transactions contemplated by the Merger Agreement.

Form of PSU Agreement Under the Calyxt, Inc. 2017 Omnibus Incentive Plan

On May 17, 2023, Calyxt approved a new form of agreement for awards of PSUs to be issued under the Plan. The form of performance stock unit agreement (the “PSU Agreement”) is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Item 8.01.	Other Events.

On May 17, 2023, in accordance with the terms of the Merger Agreement, Cibus notified Calyxt that it had elected to extend of the Outside Date (as defined in the Merger Agreement) to June 30, 2023, pursuant to Section 8.1(b) of the Merger Agreement (the “Extension”). In light of the Extension, the parties acknowledged that for purposes of the Merger Agreement any effect first occurring or arising after May 15, 2023 will not be taken into account in determining whether any material adverse effect has occurred with respect to Calyxt.

Additionally, consistent with the terms of the Merger Agreement, Cibus consented to the adoption by Calyxt of the amendments to the Executive Severance Plan and the adoption of the STIP.

Item 9.01	Financial Statements and Exhibits.

(d)

Exhibit Number	Description

10.1†	Second Amendment to Calyxt’s 2021 Executive Severance Plan

10.2†	Calyxt, Inc. 2023 Short Term Incentive Plan

10.3†	Form of Performance Stock Unit Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Calyxt, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 17, 2023

CALYXT, INC.

By:	/s/ Michael A. Carr
Name:	Michael A. Carr
Title:	President and Chief Executive Officer

Exhibit 10.1

Second Amendment to the Executive Severance Plan

Second Amendment to Calyxt, Inc. 2021 Executive Severance Plan

Effective May 17, 2023

That certain Calyxt, Inc. 2021 Executive Severance Plan, as amended (the “Plan”), is hereby further amended pursuant to Section 8.4 thereof effective as of the date first written above as follows.

Section 4.1(a)(ii) is deleted and replaced in its entirety with the following:

“(ii)

Bonus Award. The Participant’s Severance Benefit includes an amount equal to the product of (A) the Participant’s payment under the Company’s annual cash incentive plan for the year prior to the year in which the Qualifying Termination, and (B) a fraction the numerator of which is the number of days elapsed in such year as of the date of the Qualifying Termination and the denominator of which is the number of days in the year. To the extent not paid by the Company to the Participant on or before the date of the Qualifying Termination, the Participant shall also be entitled as a Severance Benefit to any amounts that were otherwise earned under the Company’s annual cash incentive plan for the year prior to the year in which the Qualifying Termination occurs based upon actual performance for such prior year, as determined by the Company’s Compensation Committee and/or Board of Directors, and such amount shall be used for part (A) of this Section 4.1(a)(ii).”

Exhibit 10.2

2023 Short-Term Incentive Plan

Annual Incentive Payment Criteria – In Respect of Fiscal Year 2023

Bonus at target (100%) level of achievement of the Objectives is a percentage of base salary to be determined by the Compensation Committee of the Board of Directors (the “Compensation Committee”). The maximum bonus that may be earned will not exceed 1.5x target level bonus, even if actual performance exceeds the maximum level for any or all performance goals. A participant in the 2023 annual bonus program must be employed by Calyxt as of December 31, 2023 and as of the payment date in order to receive any bonus under the 2023 annual bonus program unless otherwise provided in a written agreement between Calyxt and the Plan Participant. Additionally, all bonuses are subject to “clawback” to the extent required or permitted by law.

Objectives – 100% for Plan Participants

The Compensation Committee will determine, in its discretion, the level of achievement of the Objectives and the overall achievement thereof, with a multiplier of 0.7x at a minimum level of achievement, 1x at a target level of achievement and 1.5x at a maximum level of achievement. Further, the Compensation Committee shall have the authority to determine whether (and by what amount) the actual result used to calculate the achievement of the Objectives should be adjusted to account for extraordinary events or circumstances (including, without limitation, overall financial market performance factors relative to assumptions used in establishing the Objectives), or should otherwise be adjusted in order to be consistent with the purpose or intent of the 2023 annual performance bonus program.

The Objectives for 2023 are for each Plan Participant to continue to perform his or her respective responsibilities and the closing of the transactions contemplated by the Agreement and Plan of Merger, dated January 13, 2023 by and among the Company, Calypso Merger Subsidiary, LLC, Cibus Global, LLC and the other parties thereto.

Plan Participants

The Plan Participants for 2023 as of the date of adoption are the Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, General Counsel, and Vice President of Human Resources.

Bonus at target (100%) level of achievement of Objectives for each Plan Participant is as follows:

Michael Carr	100% of base salary
Bill Koschak	45% of base salary
Travis Frey	45% of base salary
Debra Frimerman	40% of base salary
Anna Kyllonen	25% of base salary

Exhibit 10.3

CALYXT, INC.

2017 OMNIBUS INCENTIVE PLAN

PERFORMANCE STOCK UNIT AGREEMENT

Participant acknowledges and agrees that by clicking the “Accept Grant Online” button on the “Award Agreement”, it will act as the Participant’s electronic signature to this Agreement and will constitute Participant’s acceptance of and agreement with all of the terms and conditions of the Award, as set forth in the Award Agreement and the Plan.

1. Grant of PSU Award. Calyxt, Inc., a Delaware corporation (the “Company”), hereby grants to [Name] (“Participant”), [Number] performance stock units (“PSUs” or “Award”), effective as of [Date] (the “Grant Date”), subject to the terms, definitions and provisions of the Calyxt, Inc. 2017 Omnibus Incentive Plan, as amended (the “Plan”), adopted by the Company, which is incorporated in this agreement (this “Agreement”) by reference. Unless otherwise defined in this Agreement, the terms used in this Agreement shall have the meanings defined in the Plan.

2. Issuance of PSUs. Each PSU shall represent the contingent right to receive one Share as described more fully herein, to the extent such PSU becomes vested and settled pursuant to the terms of this Agreement and the Plan.

3. Performance Factor; Vesting; Forfeiture.

a. As used in this Agreement, the following terms shall have the respective meanings:

i. “Committee” means the Compensation Committee of the Board of Directors of the Company.

ii. “Determination Date” means the date of determination and certification by the Committee of the Percentage Achievement for the Performance Period, which certification shall occur no later than March 15, 2024.

iii. “Percentage Achievement” means the percentage achievement (which shall not be more than 100%) of the target performance goals under the Company’s 2023 short-term cash incentive plan, as determined by the Committee.

iv. “Performance Period” shall mean the period from January 1, 2023 to and including December 31, 2023.

b. For the Performance Period, all of the PSUs will vest on the Determination Date as to such number of PSUs multiplied by the Percentage Achievement, rounded up to the nearest whole Share.

c. If Participant’s Continuous Service Status terminates for any reason during the Performance Period, all unvested PSUs shall be forfeited to the Company without payment of any consideration therefor as of the date of such termination and Participant’s rights under this Agreement will terminate effective as of the date of such termination; provided that in the event that a Triggering Event occurs prior to the Determination Date, then the Performance Period will be truncated and will end as of the date of the Triggering Event. Participant will be entitled to have vest as of the date of the Triggering Event the number of PSUs that are determined to have been earned based on actual performance against the target performance goals over the truncated Performance Period. In all cases, in no event will more than 100% of the PSUs vest.

4. Tax Liability; Withholding Requirements; Compliance with Applicable Laws. As a condition to the settlement of PSUs and as further set forth in Section 15 of the Plan, Participant agrees to make adequate provision for federal, state or other tax withholding obligations, if any, which arise upon the grant, vesting or disposition of shares of the PSUs, dividend distribution thereon, whether by withholding, direct payment to the Company, or otherwise. Regardless of any action the Company takes with respect to any or all income tax, social security, payroll tax, or other tax-related items related to Participant’s participation in the Plan and legally applicable to Participant (“Tax-Related Items”), Participant acknowledges that the ultimate liability for all Tax-Related Items is and remains Participant’s responsibility and may exceed the amount actually withheld. Participant further acknowledges that the Company (a) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Award, including, but not limited to, the grant, vesting, settlement of the Award, the issuance of Shares upon settlement of the Award and the subsequent sale of Shares acquired pursuant to such issuance and (b) does not commit to and is under no obligation to structure the terms of the grant or any aspect of the Award to reduce or eliminate Participant’s liability for Tax-Related Items or achieve any particular tax result.

In the event Participant fails to make adequate provision for applicable tax withholding obligations (or where the amount of money provided is insufficient to satisfy the applicable obligations), Participant authorizes the Company, in its discretion, to satisfy the obligations with regard to all Tax-Related Items by (i) withholding from Participant’s wages or other cash compensation paid to Participant, (ii) withholding through a net settlement or sell-to-cover transaction with respect to the Participant’s Shares or (iii) a combination of the foregoing. Notwithstanding anything in this Agreement to the contrary, the Company may, in its discretion, determine and notify the Participant that obligations with regard to all Tax-Related Items must be satisfied by withholding through a net settlement or sell-to-cover settlement on the Participant’s behalf, to which the Participant hereby consents.

If Participant’s obligation is satisfied through a sell-to-cover settlement as described in the foregoing paragraph, the Company, on the Participant’s behalf, shall endeavor to sell only the number of Shares required to satisfy Participant’s obligations for Tax-Related Items; however, Participant agrees that the Company may sell more Shares than necessary to cover the Tax-Related Item, and that in such event, the Company shall reimburse Participant for the excess amount withheld, in cash and without interest.

(c) The Company shall have no obligation to issue or deliver any Shares upon the vesting of the PSUs unless such issuance or delivery would comply with the Applicable Laws, including any applicable federal or state securities laws or any other law or regulation, with such compliance determined by the Company in consultation with its legal counsel. As a condition to the settlement of this Award, the Company may require Participant to make any representation and warranty to the Company as may be required by the Applicable Laws.

(d) Subject to compliance with Applicable Laws, this Award shall be deemed to be settled upon the satisfaction of any applicable withholding obligations.

5. Terms and Conditions. It is understood and agreed that the Award evidenced hereby is subject to the following terms and conditions:

(a) Voting Rights. The Participant shall have no voting rights or any other rights as a shareholder of the Company with respect to the PSUs unless and until the Participant becomes the record owner of the Shares underlying such PSUs.

(b) Dividends. If a dividend is paid on Shares during the period commencing on the Grant Date and ending on the date on which the Shares underlying the PSUs are distributed to the Participant pursuant to Section 3, the Participant shall be eligible to receive an amount equal to the dividend that the Participant would have received had the Shares underlying the PSUs been distributed to the Participant as of the time at which such dividend is paid; provided, however, that no such amount shall be payable with respect to any PSUs that are forfeited. Such amount shall be paid to the Participant on the date on which the Shares underlying the PSUs are distributed to the Participant in the same form (cash, Shares or other property) in which such dividend is paid to holders of Shares generally. Any Shares that the Participant is eligible to receive pursuant to this Section 4(b) are referred to herein as “Dividend Shares.”

(c) Distribution on Vesting. Subject to the provisions of this Agreement, upon the vesting of any of the PSUs, the Company shall deliver to the Participant, as soon as reasonably practicable after the applicable Determination Date (or the Termination Date (as defined below), as applicable), one Share for each such PSU and the number of Dividend Shares (as determined in accordance with Section 5(b)); provided that such delivery of Shares shall be made no later than March 15, 2024. Upon such delivery, such Shares (including Dividend Shares) shall be fully assignable, alienable, saleable and transferrable by the Participant; provided that any such assignment, alienation, sale, transfer or other alienation with respect to such Shares shall be in accordance with applicable securities laws and any applicable Company policy.

6. No Right to Continued Service. The grant of an Award shall not be construed as conferring upon the Participant any right to continue his or her employment or consulting relationship with the Company for any period of time, nor does it interfere in any way with the Participant’s right or the Company’s right to terminate that relationship at any time, for any reason, with or without cause.

7. No Right to Future Awards. Any Award granted under the Plan shall be a one-time Award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants under the Plan.

8. Termination of Relationship. Following the date of termination of Participant’s Continuous Service Status for any reason, including the Participant’s death or Disability (the “Termination Date”), other than a termination for Cause, Participant may continue to hold the vested portion of the Award, only as set forth in this Agreement. The unvested portion of the Award on the Termination Date shall be forfeited on such date.

9. Non-Transferability of PSUs. This Award may not be transferred in any manner otherwise than by will or by the laws of descent or distribution. The terms of this Award shall be binding upon the executors, administrators, heirs, successors and assigns of Participant.

10. Not Salary, Pensionable Earnings or Base Pay. The Participant acknowledges that the Award shall not be included in or deemed to be a part of (a) salary, normal salary or other ordinary compensation, (b) any definition of pensionable or other earnings (however defined) for the purpose of calculating any benefits payable to or on behalf of the Participant under any pension, retirement, termination or dismissal indemnity, severance benefit, retirement indemnity or other benefit arrangement of the Company or any Subsidiary or (c) any calculation of base pay or regular pay for any purpose.

11. Forfeiture Upon Breach of Certain Other Agreements. The Participant’s breach of any non-competition, non-solicitation, confidentiality, non-disparagement, assignment of inventions or other intellectual property agreement that the Participant may be a party to with the Company or any Affiliate, in addition to whatever other equitable relief or monetary damages that the Company or any Affiliate may be entitled to, shall result in automatic rescission, forfeiture, cancellation or return of any Shares (whether or not vested) held by the Participant.

12. Recoupment/Clawback. This Award may be subject to recoupment or “clawback” as may be required by Applicable Laws or by any applicable Company policy or arrangement, as it may be established or amended from time to time.

13. Effect of Agreement. Participant acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof (and has had an opportunity to consult counsel regarding the Award terms), and hereby accepts this Award and agrees to be bound by its contractual terms as set forth herein and in the Plan. Participant hereby agrees to accept as binding, conclusive and final all decisions and interpretations of the Plan Administrator regarding any questions relating to this Award. In the event of a conflict between the terms and provisions of the Plan and the terms and provisions of this Agreement, the Plan terms and provisions shall prevail.

14. Miscellaneous.

(a) Governing Law; Waiver of Jury Trial This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. BY RECEIPT OF THIS AWARD, THE PARTICIPANT WAIVES ANY RIGHT THAT THE PARTICIPANT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE PLAN.

(b) Participant Undertaking; Acceptance. The Participant agrees to take whatever additional action and execute whatever additional documents the Company may deem necessary or advisable to carry out or give effect to any of the obligations or restrictions imposed on either the Participant or the Award pursuant to this Agreement. The Participant acknowledges receipt of a copy of the Plan and this Agreement and understands that material definitions and provisions concerning the Award and the Participant’s rights and obligations with respect thereto are set forth in the Plan. The Participant has read carefully, and understands, the provisions of this Agreement and the Plan.

(c) Dispute Resolution. Any dispute or claim arising out of, under or in connection with the Plan or any Award Agreement shall be submitted to arbitration in Delaware and shall be conducted in accordance with the rules of, but not necessarily under the auspices of, the American Arbitration Association rules in force when the notice of arbitration is submitted. The arbitration shall be conducted before an arbitration tribunal, one selected by the Company, one selected by the Participant, and the third selected by the first two. The Participant and the Company agree that such arbitration will be confidential and no details, descriptions, settlements or other facts concerning such arbitration shall be disclosed or released to any third party without the specific written consent of the other party, unless required by law or court order or in connection with enforcement of any decision in such arbitration. Any damages awarded in such arbitration shall be limited to the contract measure of damages, and shall not include punitive damages.

(d) Entire Agreement; Enforcement of Rights. This Agreement, together with the Plan, sets forth the entire agreement and understanding of the parties relating to the subject matter herein and therein and merges and supersedes all prior and contemporaneous discussions, arrangements, agreements and understandings, both oral and written, whether in term sheets, presentations or otherwise, between the parties with respect to the subject matter hereof.

(e) Amendment; Waiver. Except as contemplated under the Plan, no modification of or amendment to this Agreement that has a material adverse effect on the Participant, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement; provided that the Company may amend or modify this Agreement without the Participant’s consent in accordance with the provisions of the Plan or as otherwise set forth in this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party; provided that no waiver of any breach or condition of this Agreement shall be deemed to be a waiver of any other or subsequent breach or condition, whether of like or different nature. Any amendment or modification of or to any provision of this

Agreement, or any waiver of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which made or given.

(f) Severability. If one or more provisions of this Agreement are held to be unenforceable under Applicable Laws, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement and a substantially similar provision shall be inserted that as closely as possible reflects the intent of the parties shall be substituted in place of such unenforceable provision, (ii) the balance of this Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of this Agreement shall be enforceable in accordance with its terms.

(g) Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient when delivered personally or sent by telegram or fax or forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party’s address as set forth below or as subsequently modified by written notice:

If to the Company:

Calyxt, Inc.

2800 Mount Ridge Road Roseville, MN 55113

Attention: General Counsel

If to the Participant:

At the Participant’s most recent address in the Company’s records.

(h) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

(i) Successors and Assigns; No Third-Party Beneficiaries. The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by the Company’s successors and assigns. The rights and obligations of Participant under this Agreement may not be assigned without the prior written consent of the Company. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the Company and the Participant, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

15. Data Privacy Notice and Consent. By participating in the Plan, the Participant consents to the holding and processing of personal information provided by the Participant to the Company or any subsidiary, trustee or third-party service provider, for all purposes relating to the operation of the Plan. These include, but are not limited to:

(a) administering and maintaining Participant records;

(b) providing information to the Company, Subsidiaries, trustees of any employee benefit trust, registrars, brokers or third-party administrators of the Plan;

(c) providing information to future purchasers or merger partners of the Company or any subsidiary, or the business in which the Participant works; and

(d) transferring information about the Participant to any country or territory that may not provide the same protection for the information as the Participant’s home country.

* * * * *

IN WITNESS WHEREOF, the Company has executed this Agreement effective as of the Grant Date.

THE COMPANY:
CALYXT, INC.

By: [signed]
Name: [name]
Title: [title]